600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

February 4, 2013

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

Canfield Medical Supply, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 24, 2013

File No. 333-182639

Dear Mr. Reynolds:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated February 1, 2013 (the "Comment Letter") regarding Canfield Medical Supply, Inc. ("Canfield" or the "Company").  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Form S-1/A, filed January 24, 2013

Executive Compensation

Summary Compensation, page 30

1.

Please revise the first paragraph to clarify that the disclosure addresses all compensation awarded to, earned by, or paid to the named executive officers.

We have made the requested revision in the first paragraph under Summary Compensation on page 30.

2.

We note your revised disclosure in response to comment 2 of our letter dated January 17, 2013.  Specifically, we note that the Summary Compensation Table indicates that Mr. Michael West earned a $33,000 salary in 2012.  Please revise to reconcile this compensation amount with your statement following the Summary Compensation Table that you “currently pay [y]our President a salary of $1,000 per week and we intend to continue this during the next twelve months.”

We have changed the sentence regarding the President’s salary to state that he is making $3,000 per month.

John Reynolds, Assistant Director

Division of Corporation Finance

February 4, 2013

Pursuant to my telephone conversation with Erin Wilson, we have attached page 30 of the Prospectus with the changes marked to show the two changes made in response to the Staff’s comments.  We would like to request that you consider allowing us to include these changes in the Rule 424(b) Prospectus instead of filing another amendment to the registration statement.

* * * * *

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer

ATTACHMENT

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information for our two most recently completed fiscal years concerning all of the compensation awarded to, earned by or paid to the executive officers named below. ~~of (i) the Principal Executive Officer. The only other executive officer was not paid any salary and~~ N~~n~~o other employees earned a salary over $100,000 in the last two completed fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael West	2012	$33,000	-	-	-	-	-	-	$33,000
	2011	$57,500	-	-	-	-	-	-	$57,500
Steve West	2012	-0-	-	-	-	-	-	-	$ -0-
	2011	-0-	-	-	-	-	-	-	$ -0-

We currently pay our President a salary of $3~~1~~,000 per month~~week~~ and we intend to continue this during the next twelve months. Our Chief Financial Officer is not paid a salary. We do not have employment agreements with either of our executive officers.

Directors Compensation

Our directors have not been paid any compensation for serving as Directors of the Company and there are no present plans or understandings with respect to future compensation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what such ownership will be assuming completion of the sale of all shares in this offering, which we can't guarantee. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares, and they have no rights to acquire any shares within sixty days from options, warrants, rights, conversion privileges or other similar obligations. A total of 9,500,000 shares are issued and outstanding.

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